SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS;
                          CERTAIN CAUTIONARY STATEMENTS


                  Timberline Software Corporation ("the Company") and its representatives may make forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) from time-to-time. The Company invokes to the fullest extent possible the protection of the Private Securities Litigation Reform Act and the judicially created "bespeaks caution" doctrine with respect to such statements. Accordingly, the Company is filing this Exhibit 99, which lists certain factors that may cause actual results to differ materially from those contained in such forward-looking statements.

                  This list is not necessarily exhaustive. There can be no assurance that this Exhibit lists all material risks to the Company at any specific point in time.

                  Factors that may cause actual results to differ materially from those contained in such forward-looking statements are as follows:

COMPETITION

                  The computer software market is highly competitive and subject to change because of the rapid technological changes in the computer industry. The number of software vendors with which the Company competes varies from product to product and from region to region within the United States. Although the Company believes it is a major supplier of project accounting and cost estimating software for the construction and property management industries, and that there are economical and technological barriers to discourage new specialty software vendors from entering into its segment of the software market, there can be no assurance that larger, well-known software developers will not target this segment of the market. Such competitors are considerably larger, more diversified, and have greater financial and other resources and enjoy greater brand recognition for their products than the Company.
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                  The Company must also compete  with other  larger,  well-known software developers for the hiring and retention of highly qualified technical personnel. As a result, the Company may have to expend additional financial resources to hire and retain qualified technical personnel. If the Company is not able to secure the services of employees with the level of technical expertise it requires, the development of new products would likely be delayed and would result in a decrease in the quality of new software products and enhancements to its existing software products. A delay in the development, or failure to maintain the quality of new software products by the Company would likely have an adverse effect on the financial position and results of operations of the Company.

DEPENDENCE ON MICROSOFT OPERATING SYSTEM; OBSOLESCENCE AND TECHNOLOGICAL CHANGES

                  The Company is a specialty software developer, an industry characterized by rapid technological change. Its software is designed to work with specific operating systems developed by Microsoft Corporation. If substantial changes are made to those operating systems or if new operating systems are adopted, the Company's software may not function properly, necessitating that the Company invest additional resources to adapt its software to those changes. Also, other operating systems may be introduced on which the Company's software may not function, which may also cause additional resources to be expended which would otherwise be devoted to improving the Company's software or developing new software.

                  To remain competitive, the Company must continue to make substantial expenditures for product development. Although the Company plans to continue to enhance its existing products and to develop new products, the Company's competitors may develop products with superior capabilities and/or market their products more effectively at lower prices, by "bundling" of software with other software or through other methods. The Company believes its existing software products are widely accepted in its segment of the marketplace. However, a delay in the release of new products or modifications to existing products, or a delay in the acceptance by the marketplace of any new products or modifications to existing products, could similarly delay the recognition of revenue, or have an adverse effect on the Company's revenue and earnings.

SUBSTANTIAL DEPENDENCE ON SINGLE INDUSTRY

                  Because the Company sells a large majority of its software products and services to the construction industry, adverse economic conditions in that industry could have a material adverse effect on the Company's revenue and earnings. The construction industry is particularly sensitive to a significant increase in interest rates, which in the past has resulted in substantial financial distress across the industry. In addition, a downturn in general economic conditions in the United States could adversely affect the construction industry.

PRODUCT PROTECTION

                  The Company regards its software as proprietary and attempts to protect it by relying upon copyrights, trade secrets, internal nondisclosure agreements and transferability restriction incorporated into its software license agreements. The Company believes the risk of unauthorized transfers of the Company's proprietary information is reduced because program source listings are not released to third parties. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Company's products or to obtain information which the Company regards as proprietary. The Company's competitive position could be adversely affected by unauthorized use of its proprietary information. Third parties may also assert infringement or other claims against the Company with respect to any existing or future products. Litigation to protect the Company's proprietary information or to determine the validity of any third-party claims could result in significant expense to the Company and, whether or not such litigation is determined in favor of the Company, divert the efforts of the Company's technical and management personnel from further development and support of the Company's software products.